Exhibit 99.14

CONSENT OF DAN HUSSEY

The undersigned hereby consents to (i) the use of the written disclosure derived from the Technical Report on the Galena Complex, Shoshone County, Idaho dated December 23, 2016 in Americas Gold and Silver Corporation’s (the “Company”) Annual Information Form for the year ended December 31, 2019 (the “AIF”) being filed as an exhibit to the Company’s Form 40-F Annual Report for the period ended December 31, 2019, and any amendments thereto (the “40-F”), being filed with the United States Securities and Exchange Commission; and (ii) the use of my name in the AIF and 40-F.

Dated: March 9, 2020

/s/ Dan Hussey
Dan Hussey, C.P.G.